Filed by Total Fund Solution (SEC File No. 333-261348)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Marketfield Fund
SEC File No. 811-10401

Marketfield Fund A series of Trust for Professional Managers c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202
NOTICE OF MEETING ADJOURNMENT

Dear Valued Shareholder,

We need your help. We adjourned today’s Special Meeting of Shareholders to provide shareholders who have yet to cast their proxy vote with more time to do so. You are a significant shareholder, and your proxy vote is critical. If you have not yet cast your important proxy vote, please do so today. We’ve enclosed another copy of your proxy card for your convenience. Please vote before the adjourned meeting on February 25th.

As discussed in more detail in the proxy statement you were recently sent, shareholders are being asked to consider and vote to approve an Agreement and Plan of Reorganization to reorganize the Fund into the Cromwell Marketfield L/S Fund. Importantly, approval of the Reorganization will not result in any increase in shareholder fees or expenses. The Fund’s Board, the Board of Trustees of Trust for Professional Manager, believes that the proposed Reorganization is in the best interests of Fund shareholders and recommends that you vote “FOR” the proposal.

Marketfield Fund → Cromwell Marketfield L/S Fund

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/TPM/docs/specialmeeting2022.pdf. If you have any proxy related questions, please call 1-800-207-3156 for assistance. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern time.

Please help us by casting your vote today.

Sincerely,
Marketfield Asset Management LLC
Deepak Tejwaney
Chief Financial Officer/Chief Compliance Officer

How do I vote? There are three convenient methods for casting your important proxy vote:

1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage‑prepaid return envelope provided.

Marketfield Fund A series of Trust for Professional Managers c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202
NOTICE OF MEETING ADJOURNMENT

Dear Valued Shareholder,

We need your help. We adjourned today’s Special Meeting of Shareholders to provide shareholders who have yet to cast their proxy vote with more time to do so. You are a significant shareholder, and your proxy vote is critical. If you have not yet cast your important proxy vote, please do so today. We’ve enclosed another copy of your proxy card for your convenience. Please vote before the adjourned meeting on February 25th.

As discussed in more detail in the proxy statement you were recently sent, shareholders are being asked to consider and vote to approve an Agreement and Plan of Reorganization to reorganize the Fund into the Cromwell Marketfield L/S Fund. Importantly, approval of the Reorganization will not result in any increase in shareholder fees or expenses. The Fund’s Board, the Board of Trustees of Trust for Professional Manager, believes that the proposed Reorganization is in the best interests of Fund shareholders and recommends that you vote “FOR” the proposal.

Marketfield Fund → Cromwell Marketfield L/S Fund

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/TPM/docs/specialmeeting2022.pdf. If you have any proxy related questions, or would like to cast your proxy vote by phone, please call 1-800-207-3156 for assistance. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern time.

Please help us by casting your vote today.

Sincerely,
Marketfield Asset Management LLC
Deepak Tejwaney
Chief Financial Officer/Chief Compliance Officer

How do I vote? There are four convenient methods for casting your important proxy vote:

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-207-3156. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage‑prepaid return envelope provided.